

Mail Stop 7010   December 12, 2008

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
10600 North De Anza Boulevard, Suite 250
Cupertino, California 95014

> **Re: World Waste Technologies, Inc.**
> **Amendment No. 3 to Preliminary Information Statement on**
> **Schedule 14A**
> **Filed December 5, 2008**
> **File No. 001-11476**
>
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2008**
> **File No. 001-11476**

Dear Mr. Pimentel:

        We have reviewed the above referenced filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRELIMINARY PROXY STATEMENT

General

1.   Please provide prominent, upfront disclosure about the recent reverse stock split
      and the amendment to the merger agreement.

Selected Unaudited Pro Forma Combined Financial Information, page 92

2.   We note your response to prior comment 7. It is not clear why you are presenting
      two sets of pro forma amounts as well as why the pro forma amounts do not agree to
      the amounts included in the pro forma financial information provided beginning on
      page F-91. For example your pro forma basic and diluted earnings per share for the
      year ended December 31, 2007 was $(0.15) per share according to your pro forma
      financial information, which is not consistent with the amounts reported in the table
      on page 93.

<u>Financial Statements</u>
<u>Vertex Energy, L.P., page F-3</u>
<u>General</u>

3. We note your response to prior comment 10. You state that each of the Black Oil and Refining and Marketing divisions have separate books. The books of the Black Oil division also reflect overhead related to the subsidiaries of Vertex LP that are not being transferred to Vertex Nevada in the merger and are not related to the Black Oil division operations, which is why the division financial statements were not used. It is unclear why you would not have used the division financial statements, with any necessary allocation of overhead expenses of the Parent company, as the historical financial statements and correspondingly reflected any necessary adjustments in arriving at pro forma financial statements. Please further advise or revise as necessary.

4. We note your response to prior comment 15. It appears that the entire Black Oil business is being transferred to Vertex Nevada, not just the operations related to one significant customer. If so, please revise your disclosures throughout the filing to clarify.

5. We note your response to prior comment 20. Please provide similar disclosures throughout the filing, including in MD&A.

<u>Statements of Cash Flows, page F-7</u>

6. We note your response to prior comment 21. Please advise why the cash flows associated with these derivative contracts were reflected in operating activities instead of in investing activities in accordance with SFAS 95.

<u>Vertex Energy, Inc., page F-36</u>
<u>General</u>

7. Your disclosures on page F-60 indicate that a reverse stock split occurred on December 4, 2008. Please confirm that you have given retroactive effect to this reverse stock split in the financial statements and your disclosures throughout the filing and correspondingly provide disclosures to this effect. Please also advise why the audit report is not dual-dated given the reverse stock split.

<u>Unaudited Pro Forma Combined Financial Information, page F-91</u>
<u>Unaudited Pro Forma Combined Balance Sheet, page F-92</u>

8. Please clearly present the par value of each series of preferred and common stock. Your disclosures elsewhere throughout the filing indicate that the par value on the Vertex Energy, Inc. common stock is $0.001 per share. In this regard it is not clear how you arrived at a common stock amount of 88,365 based on 8,836,649 shares

being issued and outstanding as of September 30, 2008.

Note 4. Earnings (Loss) Per Share, page F-105

9. Please clearly show how you arrived at each earnings per share amount based on the amounts reported on the face of the pro forma statements of operations. It does not appear that the pro forma net income (loss) amounts divided by the weighted average number of shares equal the basic and diluted earnings per share amounts.

10. Based on the description in note (e), a reader can determine how you arrived at the pro forma weighted average number of shares used in determining basic and diluted earnings per share for the nine months ended September 30, 2008. It is not clear how you arrived at the pro forma weighted average number of shares used in determining basic and diluted earnings per share for the year ended December 31, 2007. Please revise as necessary.

Appendix F-Financial Advisor Opinion

11. Please delete the statement in the sixth paragraph on page F-2 that shareholders cannot rely on the fairness opinion.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

12. Please address the above comments in your future filings as applicable.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

13. Please address the above comments in your interim filings as well.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Lawrence P. Schnapp, Esq.
        Troy Gould PC
        1801 Century Park East, Suite 1600
        Los Angeles, California 90067